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                            August 25, 2023

       Shawn Owen
       Interim Chief Executive Officer
       Salt Blockchain Inc.
       c/o Ballard Spahr LLP
       1735 Market Street, 51st Floor
       Philadelphia, PA 19103

                                                        Re: Salt Blockchain
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed September 10,
2021
                                                            Response Dated July
31, 2023
                                                            File No. 000-56283

       Dear Shawn Owen:

               We have reviewed your July 31, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Response Dated July 31, 2023

       General

   1. We note your response letter filed July 31, 2023 in response to the comment letter dated
                                                        September 6, 2022. We
also note that you did not file an amended registration statement when you responded to
our comments. Please file an amended registration statement that includes current
financial statements as required by Rule 3-12 of Regulation S-X and updated information
throughout the filing. Additionally, please separately file the following delinquent
periodic reports:
                                                            Forms 10-Q for the
quarterly periods ended March 31, 2022, June 30, 2022 and
                                                             September 30,
2022;
                                                            Form 10-K for the
fiscal year ended December 31, 2022; and
 Shawn Owen
Salt Blockchain Inc.
August 25, 2023
Page 2
                Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023.

         Please be advised that we will defer any further review of this registration statement until you have amended the Form 10 to provide current and complete required disclosures and filed all delinquent periodic reports.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Irving at (202) 551-3321 or Sharon Blume at (202) 551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or Sandra Hunter Berkheimer at (202) 551-3758 with any other questions.



FirstName LastNameShawn Owen                                   Sincerely,
Comapany NameSalt Blockchain Inc.
                                                               Division of
Corporation Finance
August 25, 2023 Page 2                                         Office of Crypto
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FirstName LastName